Exhibit 99.1

Claude Resources Inc. Intercepts 261.28 Grams of Gold per Tonne Over 3.6 Metres True Width in Newly Discovered L62 Zone at Seabee Gold Operation

Trading Symbols

TSX - CRJ

NYSE Amex - CGR

SASKATOON, Sept. 6, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ) (NYSE Amex-CGR) ("Claude" or the "Company") today reported exploration results from its newly discovered L62 Zone at its 100 percent owned and operated Seabee Gold Operation. The L62 Zone is located approximately 200 metres away from existing development and operations on multiple levels in the hanging wall of the Seabee Mine.   Highlights from the diamond drill program include:

•	10.68 grams of gold per tonne over 2.5 metres true width (U11-354);
•	14.01 grams of gold per tonne over 5.0 metres true width (U11-637); and
•	261.28 grams of gold per tonne over 3.6 metres true width (U11-638), including 1,563 grams of gold per tonne over 0.5 metres

Speaking today in Saskatoon, Philip Ng, Senior Vice President, Mining Operations stated that, "these high grade results from the L62 Zone will have a significant and material impact on Seabee Mine's Mineral Resources, Mineral Reserves and production outlook in the coming years.  This new intercept from hole U11-638 is approximately 45 metres away from hole U11-629 which reported 39.75 grams of gold per tonne over 10.0 metres true width.  In just three months of drilling since initial discovery, the L62 Zone is now outlined to have an estimated strike length of 75 metres and a dip length of 300 metres.  The geological structure is considered open in all directions.  The Company's plan is to start development towards the L62 Zone late in the fourth quarter of 2011 with development ore anticipated by the second quarter of 2012."

HOLE #	ZONE INTERSECTION			MIDPOINT COORDINATES			GRADE g/T (uncut)	TRUE WIDTH (m)
	NAME (Target)	FROM (m)	TO (m)	NORTH (m)	EAST (m)	ELEV. (m)
U11-353	L62	192.2	195.7	939	1080	-596	0.16	3.0
U11-354	L62	165.1	168.2	953	1037	-621	10.68	2.5
U11-355	L62	167.4	170.1	948	1039	-571	0.05	2.2
U11-356	L62	170.0	171.9	949	1035	-547	0.13	1.6
U11-358	L62	277.5	280.8	905	1109	-731	0.10	1.8
U11-633	L62	204.7	208.8	945	1071	-450	3.30	3.2
U11-634	L62	213.5	217.7	963	1052	-469	1.92	3.3
U11-635	L62	210.5	220.7	959	1042	-422	4.78	8.4
U11-636	L62	208.2	213.5	960	1046	-404	1.92	4.4
U11-637	L62	215.6	220.8	954	1043	-378	14.01	5.0
including		219.8	220.8				65.35	1.0
U11-638	L62	218.3	222.3	972	1026	-404	261.28	3.6
including		219.5	220.0				433.87	0.5
including		220.5	221.1				67.47	0.5
including		221.1	221.6				1,562.94	0.5
U11-629*	L62	207.4	220.5	942	1057	-399	39.75	10.0
including		208.4	209.3				528.10	0.5
*Hole U11-629 was previously released, Hole U11-357 was a geotechnical hole, no assays

Claude is now planning to drill an additional 20,000 metres this year at its Seabee Gold Operation, bringing year end drilling to approximately 100,000 metres.  Exploration targets include the Seabee Gold Mine, the Santoy 8 Gold Mine, Santoy Gap, L62 Zone and Neptune.

Please visit www.clauderesources.com for longitudinal and regional maps of the Seabee Gold Project.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 950,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate, blank and standard check assays are conducted at site as well as duplicate assays at TSL Laboratories in Saskatoon. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria.  Minimum sampling length was 0.3 metres while the maximum was 1.0 metre. 200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).  There is insufficient data at present to establish a top cut for the L62 and all assays presented herein are uncut. Philip Ng, P.Eng, Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Philip Ng, P.Eng, Senior Vice President, Mining Operations
Phone: (306) 668-7505

or

Brian Skanderbeg P. Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 06-SEP-11